Exhibit (a)(3)

March 31, 2000




TO:                  UNIT HOLDERS OF CHRISKEN PARTNERS CASH INCOME FUND L.P.

SUBJECT:             OFFER TO PURCHASE UNITS

Dear Unit Holder:

         As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer"), MP VALUE FUND 4, LLC; MORAGA FUND 1, L.P.; MP INCOME FUND 16, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.; MORAGA-DEWAAY FUND, LLC; MP FALCON FUND, LLC; MORAGA GOLD, LLC; and PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME 3, L.P. (collectively the "Purchasers") are offering to purchase up to 5,542 Units of limited partnership interest (the "Units") in CHRISKEN PARTNERS CASH INCOME FUND L.P., a Delaware limited partnership(the "Partnership") at a purchase price equal to:

                                  $285 per Unit

less the amount of any distributions declared or made with respect to the Units between March 31, 2000 and May 5, 2000, or such other date to which this Offer may be extended.

        The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in CHRISKEN PARTNERS CASH INCOME FUND L.P. without the usual transaction costs associated with market sales or partnership transfer fees.

         After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (the yellow form) and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

MacKenzie Patterson, Inc.,
1640 School Street
Moraga, California 94556
Facsimile: (925) 376-7983
E-Mail Address: offers@mackpatt.com

If you have any questions or need assistance, please call the Depository at 800-854-8357.


This Offer expires (unless extended) May 5, 2000.